Exhibit 99.1

Change in Ownership of the Largest Shareholder

POSCO (the “Company”), hereby informs you of the change in the Company’s outstanding number of common shares held by National Pension Service, the largest shareholder of the Company.

As of March 30, 2018, National Pension Service held 9,403,268 shares (10.79%) of common shares of POSCO.